Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE

WINWHOLESALE COMPLETES TENDER OFFER FOR NOLAND COMPANY

DAYTON, OH, May 18, 2005 — WinWholesale, one of the nation’s largest industrial wholesale distributors, announced today the successful completion of the cash tender offer for all outstanding shares of common stock of Noland Company (Nasdaq SmallCap: NOLD), an industry-leading wholesale distributor of plumbing, HVAC, electrical and industrial supplies. The tender offer, which commenced on April 19, 2005, expired at 12:00 midnight, New York City time, on Monday, May 16, 2005.

A total of approximately 3,183,143 shares of Noland Company common stock were validly tendered and not withdrawn prior to the expiration of the offer, representing approximately 93.7 percent of the outstanding shares of Noland Company. WinWholesale has accepted these shares and payment will be made promptly.

“We are eager to move beyond the merger proceedings now so that we can begin building on the strengths of our two organizations,” said WinWholesale president and CEO Rick Schwartz. “The hardest work is ahead of us still, but I am confident that we have the people, the processes, the energy, and the motivation to make this a very successful union.”

“I am pleased that 93 percent of our shareholders have responded positively to our Board’s recommendation to accept the WinWholesale offer,” said Chairman Lloyd U. Noland III. “Now we can move forward with a swift and orderly merger of the Noland and WinWholesale organizations and begin enjoying the benefits of being part of a major, national force in our industry.”

WinWholesale expects to complete the acquisition of Noland Company on or about May 19, 2005 through a short-form merger in which shares of common stock not purchased in the tender offer will be converted into the right to receive $74 per share in cash, without interest. A letter of transmittal to be used for surrendering certificates in exchange for the cash will be sent to holders who did not tender their shares in the offer. The aggregate equity value is approximately $260 million, including transaction expenses.

About WinWholesale

WinWholesale (incorporated as Primus Inc.), with more than 400 local wholesale companies located in 41 states, primarily in the Northeast, Midwest and West, is one of the nation’s largest wholesale distributors, with 2004 revenues of approximately $1.4 billion. WinWholesale’s business model emphasizes a combination of local ownership and decision making supported by centralized technical and administrative services.

About Noland Company

Noland Company is an independent wholesale distributor of mechanical equipment and supplies, primarily to the construction trades but also to various other industries. The Company operates 101 branches in a 13 state region, primarily in the South, providing plumbing, air conditioning, water systems, electrical and industrial products from more than 2,000 manufacturers.

CONTACTS:

Bruce E. Anderson
WinWholesale Inc.
937-531-5231
banderson@winwholesale.com

Patrick Gallagher
Edward Howard & Co.
216-781-2400
pgallagher@edwardhoward.com

John E. Gullett
Noland Company
757-928-9125
johngullett@noland.com